Bell Potter Securities (US) LLC

Statement of Financial Condition

December 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SEC FILE NUMBER
8-69991

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bell Potter Securities (US) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Ave, Floor 39
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Cossettini	917-819-1410	scossettini@bellpotter.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – if individual, state last, first, middle name)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Steve Cossettini, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bell Potter Securities (US) LLC., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Managing Director

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BELL POTTER SECURITIES (US) LLC

Index
December 31, 2022

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Bell Potter Securities (US) LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bell Potter Securities (US) LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

New York, New York

February 20, 2023

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BELL POTTER SECURITIES (US) LLC

Statement of Financial Condition
As of December 31, 2022

Assets	
Cash	$ 1,608,066
Right of use asset	119,419
Receivable from affiliate	77,285
Income taxes receivable	8,868
Deferred tax asset	26,851
Prepaid expenses	15,211
Total assets	**$ 1,855,700**
Liabilities and Member's Equity	
Liabilities	
Lease liability	$ 125,503
Accrued expenses	4,998
Income taxes payable	50
Total liabilities	130,551
Member's equity	1,725,149
Total liabilities and member's equity	**$ 1,855,700**

BELL POTTER SECURITIES (US) LLC

1.   Organization and Business Description

Organization
Bell Potter Securities (US) LLC (the "Company") was formed as a Limited Liability Company in the State of Delaware on May 5**,** 2017 as a wholly-owned subsidiary of Bell Potter (US) Holdings Inc. (the "Parent"). The Parent is wholly-owned by Bell Financial Group Limited (the "Ultimate Parent"), a company organized in Australia. Effective July 16, 2019, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description
The Company was formed to facilitate contacts by its foreign affiliates, including Bell Potter Securities Limited ("BPSL"), with US investors, substantially all of whom will qualify as US institutional investors, pursuant to Rule 15a-6 agreements. BPSL distributes research to U.S. institutional investors directly pursuant to SEC Rule 15a-6(a)(2). The Company's foreign broker-dealer affiliates will have direct contacts, primarily with U.S. institutional investors, pursuant to SEC Rule 15a-6(a)(3), soliciting transactions in equity securities of foreign issuers, most of whom are Australian. The Company will effect the resulting secondary transactions in foreign equity securities. The Company will also act as a selling group participant on a best efforts basis in connection with the offering of corporate equity securities, primarily in transactions where its Australian affiliate, BPSL, acts as the advisor. The Firm also will act as a placement agent or finder in private placements of equity securities under Regulation D or Rule 144A, largely on behalf of foreign issuers, primarily Australian and sourced largely through BPSL.

2.   Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes
In accordance with Accounting Standard Codification (ASC) 740, *Accounting for Income Taxes,* the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences,

Notes to the Financial Statements
Period ended December 31, 2022

projected future taxable income, tax planning strategies, and results of recent operations. If it is determined, the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash
Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease, for office space. The Company recognized a lease liability and a right of use ("ROU") asset as at January 1st, 2019, the effective date of ASC 842 using a modified retrospective approach. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Financial Instruments – Credit Losses
The Company adopted Financial Instruments – Credit Losses (Topic 326). In June 2016, the FASB issued ASU No. 2016-13 Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the Current Expected Credit Losses (CECL) model. The Company has determined that no allowance was required as at December 31, 2022.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful lives for furniture and computer equipment is three years.

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses.

3. Related Party Transactions

The Company has entered into a Services Agreement with BPSL to provide the Company with reimbursement of costs (plus 10%). The Company recorded revenues of $1,089,751 as Service Fee Income in the year ended December 31, 2022 in accordance with this Service Agreement. At December 31, 2022 the related receivable under the Service Agreement was $78,217 and is included in receivable from affiliate on the statement of financial condition offset by payable to BPSL for $932 at December 31, 2022. During the year BPSL paid expenses of $24,697 on behalf of the Company. The Company's financial statements contain significant revenue transactions with related parties. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

4. Income Taxes

The Company is subject to taxation in the United States and various state jurisdictions.

At December 31, 2022, the Company had a deferred tax asset as a result of the book to tax differences relating to the treatment of the expensing of organizational costs and right of use asset/liability. The Company's net deferred tax asset before valuation allowance was approximately $27,000. As of December 31, 2022, the Company did not record a valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will be realized. During 2022, the deferred tax asset decreased by $2,537 from $29,388 at December 31, 2021 to $26,851 at December 31, 2022.

At December 31, 2022, management believes the Company did not have any uncertain tax positions.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, The Company has elected the alternative standard which requires the maintenance of $250,000 in minimum net capital. At December 31, 2022, the Company had net capital of $1,596,934 that was $1,346,934 in excess of its required net capital of $250,000. The Company does not handle cash or securities on behalf of its customer. The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

6. **Leases**

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as operating leases. The lease is secured by a letter of credit with a financial institution in the amount of approximately of $96,000. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants and there are no renewal options. The Company's office lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2022 are as follows:

Operating lease cost for the year ended December 31, 2022 of $211,580 consists of $192,515 fixed lease payments and $19,065 variable costs.

Amounts reported in statement of financial condition as of December 31, 2022 were as follows:

Operating leases:

Operating lease ROU assets $ 119,419

Operating lease liabilities $ 125,503

There are 0.7 years remaining on the lease and the discount rate used on the lease was 6%.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022 are as follows:

Year Ending December 31	Amount
2023	$ 128,343
Total undiscounted lease payments	128,343
Less imputted interest	(2,840)
Total lease liabilities	$ 125,503

7. **Risks and Uncertainties**

Customer Transactions
In the normal course of business, the Company effects transactions on behalf of customers on delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2022, there were no failed trades.

BELL POTTER SECURITIES (US) LLC

Off-Balance Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2022 settled with no resultant loss being incurred by the Company.